December 12, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (516) 706-8440

Mr. Steven Cohen, President
North Shore Capital Advisors Corp.
20 Marlin Lane
Port Washington, New York 11050

      Re:	North Shore Capital Advisors Corp.
      Registration Statement on Form 10-SB
      Filed November 9, 2005
		File No. 000-51245

Dear Mr. Cohen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to comply with the updating requirements of Item 310 of Regulation S-B.

2. In your response to our previous comment 2, you have amended your client agreements to clarify that your compensation will not be contingent on the success of your structuring, arranging or facilitating financing or any other transaction involving securities.
Please make this clear in your "Description of Business" section by adding a paragraph about compensation. Please disclose how you intend to structure your compensation agreements in connection with the activities you have described.

3. In your response to our prior comment 3, you have not provided the analysis we requested as to whether you are, in fact, an investment advisor. We, therefore, reissue comment 3 and request that you include in your analysis:

* whether you are an investment advisor;

* to what extent, if any, you have assets under management and if you are permitted to register with the SEC (and thereby rely on the exemption you cited in your prior response);

* and how you intend to comply, or have complied, with state registration requirements for investment advisors.

4. In your response to comment 5, you made a distinction between "corporate advisory services to small and emerging growth companies"
and "wealth management services to high net individuals."  You have
also represented that both may involve investment advisory
services
and recommendations to purchase securities.  In addition, on page
4
of your registration statement, you have disclosed that you intend to provide clients and owners of your clients with independent business and asset valuations. Because it still is not clear to us, we reissue comment 5. In addition, please represent that your clients will not also be clients of Gold Coast Advisors ("GCA") or alter egos of GCA clients.

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen at (202) 551-3697 or Don Walker at
(202) 551-3490 if you have questions regarding the comment on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3418 with any other questions.

								Sincerely,



								William Friar
								Senior Financial Analyst

cc:	David Selengut
      Ellenoff, Grossman, & Scholl
      370 Lexington Avenue, 19th Fl.
      New York, NY 10017
	Facsimile: (212) 370-7889
Mr. Steven Cohen
North Shore Capital Advisors Corp.
December 12, 2005
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